

Mail Stop 4631

March 14, 2017

Via email
Mr. Arthur S. Budman
Chief Executive Officer and Chief Financial Officer
Generation NEXT Franchise Brands, Inc.
2620 Financial Court, Suite 100
San Diego, CA 92117

  Re: **Generation NEXT Franchise Brands, Inc.**
    Form 10-K
    Filed October 5, 2016
    File No. 0-55164

Dear Mr. Budman:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the period ended December 31, 2016

Item 2. Management's Discussion and Analysis, page 23

Selling, general and administrative expenses, page 27

1. You state that your professional fees increased 191.1% for the six months ended December 31, 2016, as compared to the six months ended December 31, 2015. You disclose that the increase was primarily attributable to additional legal fees with respect to corporate matters, the Robofusion acquisition as well as litigation. On page 26 of your Form 10-Q for the quarter ended September 30, 2016, you state that the provision for legal settlements increased from $57,981 in the three months ended September 30, 2015 to $873,704 in the three months ended September 30, 2016, and that the increase was primarily a result of litigation and franchisee refunds. Given the material period over period change please revise your disclosure to clarify the nature of the contingencies that

are driving the increase in your provision. We also remind you that Rule 10-01(a)(5) of Regulation S-X states that disclosure of material contingences shall be provided in interim financial statements even though a significant change since year end may not have occurred.

Item 1. Legal Proceedings, page 32

2. Regarding the May 2014 complaint against the Company and certain current and former employees, please revise your disclosure to clarify whether it is reasonably possible you will incur additional losses, in excess of amounts accrued, that could be material to your financial position, results of operations, and/or cash flows, and provide a range of such reasonably possible additional loss or explain why a range cannot be estimated. Refer to ASC 450-20-50-3 and 50-4.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenn Do at (202) 551-3743, Tracey McKoy at (202) 551-3772 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Jay Ingram, Legal Branch Chief, at (202) 551-3397, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and Construction